

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

July 14, 2006

Mr. James Rieger, Esq.
Tannenbaum Helpern Syracuse & Hirschtritt, LLP
900 Third Avenue
New York, New York 10022-4775

Re: Warrantech Corporation
     SC 13E-3 filed June 22, 2006
     File No. 5-37294

     PREM14A filed April 12, 2005
     File No. 0-13084

Dear Mr. Rieger:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that members of your senior management, directors, H.I.G. Advisors III L.L.C., H.I.G GP-II and Messrs Tamer, Mnaymneh and Berman are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

2.   Please revise throughout to provide all the disclosure required by Schedule 13E-3 for each filing person. For instance, we note that no fairness determination is made for H.I.G. Capital Partners III, L.P., H.I.G. Wtech, Inc., H.I.G. Wtech Partners II, Inc. or WT Acquisition Corp. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

PREM14A

Letter to Shareholders

3.   Please prominently address the lack of assured financing for the transaction and briefly discuss the impact if the merger is approved but financing is not obtained.

Summary Term Sheet, page 1

4.   The proxy statement should begin with a Summary Term Sheet setting forth the principal terms of the transaction, not summarize the entire document. Please revise. For further guidance, refer to Item 1001 of Regulation M-A, and review Section II.F.2.a of SEC Release No. 33-7760. In addition, revise the structure of your proxy statement so that the "Special Factors" section is at the beginning of the proxy statement. Refer to Rule 13e-3(e)(1)(ii). In this regard, please revise your Q&A and summary to delete duplicative information and provide only material information.

The Participants, page 2

5.   We are uncertain what is meant by the title "participants." If you are referring to filing persons, please clearly state so and identify each filing person. If you are referring to participants as defined in Instruction 3 to Item 4 of Schedule 14A, please identify each participant. This comment also applies to your disclosure on page 28.

July 14, 2006

Special Factors, page 29

Background of the Merger, page 29

6.   Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management relating to the alternatives considered by the company. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to disclose the following, which is not intended to be an exhaustive list:

- who first proposed the possibility of going private and when this occurred;
- the date when was first contacted by Nomura Securities and who initiated such contact;
- the substance and dates of the discussions between H.I.G. Capital and the Great American Insurance Company; and
- The dates and substance of the San Antonio and H.I.G. Capital meetings.

Purpose of the Merger, page 36

7.   We note your statement that Warrantech proposed the merger "in order to provide liquidity to its stockholders at a premium to recent trading prices and to eliminate the costs and burdens associated with being a publicly traded company." This statement appears potentially inconsistent with the disclosure in your background section indicating that the board examined a wide variety of transactions to improve the company's financial situation, including equity financings and debt restructurings, many of which would not have provided liquidity to holders or eliminated the burdens associated with being a public company.   Please revise your disclosure to address this potential inconsistency.

8.   Please revise the disclosure in this section to address each filing person's reasons for engaging in the transaction.

9.   We refer to the bulleted list on the top of page 37. It is unclear to the staff why the reasons set forth in the bulleted list refer necessarily to WT's, rather than Warrantech's, reasons for engaging in the merger at this time. Please revise your disclosure accordingly. In the alternative, please explain why the factors listed are relevant to WT's determination to engage in the transaction.

10.   To the extent practicable, please quantify the costs discussed in the bulleted list, such as the costs of continuing as a public company.

July 14, 2006

Reasons for the Merger, pp. 28-31

Recommendations of the Special Committee and the Board of Directors, page 39

11.   You disclose on page 39 that the board believes that the merger is "advisable and fair to, and in the best interests of, Warrantech and its stockholders" and is "procedurally and substantively fair." Item 1014 of Regulation M-A requires each filing person to opine as to the fairness of the transaction to the unaffiliated shareholders only. We believe the concept of fairness to non-affiliates may be slightly different than "entire fairness" to both the company and those shareholders. Please revise to expressly direct the procedural and substantive fairness determinations to unaffiliated shareholders individually. Provide the same revision with respect to the other Schedule 13E-3 filing persons.

12.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person's fairness determination to address in detail all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, we note that the board either does not address or does not provide sufficient analysis regarding several of the factors listed in Instruction 2 of Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719. ("…the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

13.   It appears that the special committee did not consider the factor discussed in the antepenultimate bullet point on page 40. Please revise to clarify if true.

14.   Please expand the penultimate bullet point on page 40 to clarify why this factor supports the fairness determination made in regard to unaffiliated shareholders.

15.   Please expand the first bullet point on page 41 to explain why the representation supports the fairness determination in made in regard to unaffiliated shareholders.

16.   Please expand your discussion of negative factors to explain what, if any, consideration was given to the nearly contemporaneous offer for $0.90 a share.

17.   Refer to your discussion of the procedural safeguards on page 42. It appears that the discussion is limited to the factors considered by the special committee. If the board did not also consider these factors, or expressly adopt the special committee's analysis and conclusion as to procedural fairness, please expand your disclosure to explain what consideration the board gave to procedural fairness.

July 14, 2006

Opinion of Financial Advisor, page 44

18.   Provide in your summary all the information Item 1015(b)(6) of Regulation M-A requires. In that regard, delete references on page 44 to the opinion for a discussion of the procedures followed, assumptions made and limitations on the scope of the review. Provide a summary of the instructions given to the advisor by the Board regarding the preparation of its report. Also, the discussion should not be "qualified in its entirety."

19.   We note your reference on page 32 to non-public information furnished by the company. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

20.   Revise to include a more detailed summary, including tabular disclosure, of the analyses the advisor performed, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made.   In each analysis please quantify any adjustments that the advisor made and explain why the adjustments were appropriate. Also, for each analysis indicate whether any underlying data points were either not available or not considered. If a data point was not considered or deemed relevant, please explain why.

21.   Including a more detailed explanation of why the selected companies were considered generally comparable.

22.   Please include a discussion, including quantification, of any relationship in the last two years between the financial advisor, and filing persons and their affiliates. Refer to Rule 1015(b)(4).

Position of WT Regarding the Fairness of the Merger, page 48

23.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. In that regard, it appears that the discussion of Net Book Value, Going Concern Value and Liquidation Value in this section is insufficient. Please revise. Refer to Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719.

24.   In addition, please revise to address what consideration WT to the procedural safeguards discussed in Item 1014(c)-(e).

Position of Mr. San Antonio with Respect to the Merger, page 52

25.   We note your statement that Mr. San Antonio "concurs with the determinations of the special committee of the special committee of the board of directors and the rest of Warrantech's board of directors for the reasons . . ." Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one party

relied upon the analysis of another, such as the board or the special committee, that party must expressly adopt the analyses and conclusions. In addition, please revise the disclosure to include a clear statement as to Mr. San Antonio's fairness determination regarding unaffiliated shareholders.

<u>Alternatives to the Merger, page 53</u>

26.   Expand your disclosure to discuss the alternatives considered with greater specificity and explain why such alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

<u>Effects of the Merger, p. 49</u>

27.   The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the public stockholders. For example, revise to include the effect the Rule 13e-3 transaction will have upon the filing persons' interest in net book value and net earnings of the issuer in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

28.   We note the company has experienced net losses in recent years. Disclose, if true, that filing persons maintaining an interest in the company will benefit from the company's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

<u>Federal Income Tax Consequences, page 60</u>

29.   Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the company and the filing persons in greater detail. Refer to Item 1013(d) of Regulation M-A. For instance, please disclose the federal tax consequences to Mr. San Antonio of the cash payment, the granting of new securities and the debt forgiveness.

<u>Where Stockholders can find more information, page 80</u>

30.   Explain to us the authority you are relying upon to incorporate by reference the listed documents other than those specifically permitted by Item 14(e) of Schedule 14A. Refer to Note D.3 of Schedule 14A.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

July 14, 2006

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3345 if you have questions or comments..

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions